

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 12, 2016

Michael Echenberg
Chief Financial Officer
Care.com, Inc.
77 Fourth Avenue, Fifth Floor
Waltham, Massachusetts 02451

      Re: **Care.com, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2015
               Filed March 1, 2016
               File No. 001-36269

Dear Mr. Echenberg:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Robert S. Littlepage, for

                    Larry Spirgel
                    Assistant Director
                    AD Office 11 – Telecommunications

cc: Diane Musi, Esq.